GUARANTEED MINIMUM INCOME BENEFIT ENDORSEMENT
                                    OPTION 2


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby supplements the section of the Contract entitled "Annuity Provisions."

GUARANTEED MINIMUM INCOME BENEFIT (GMIB): The GMIB guarantees that the Contract Owner may annuitize the Contract under a fixed payment option*, as of any Contract Anniversary, beginning with the 7th Contract Anniversary, with payments to be determined as follows:

The guaranteed fixed annuitization rates in this Contract will be applied to the GMIB Value.

The GMIB Value is the greater of (A) or (B) where:

(A) The sum of all Purchase Payments made less any surrenders and any Contingent Deferred Sales Charge paid on such surrenders.

(B) The greatest Anniversary Value. The Anniversary Value is equal to the Contract Value on a Contract Anniversary, increased by the dollar amount of any Purchase Payments made since that Contract Anniversary and decreased by the dollar amount of any surrenders and Contingent Deferred Sales Charges paid on such surrenders since that Contract Anniversary. Contract Anniversaries occurring on or after the Owner's 81st birthday or date of death will not be taken into consideration in determining this benefit.

The GMIB is effective only when the Contract is annuitized within 30 days following a Contract Anniversary.

If Joint Owners are named, the Age of the oldest Contract Owner will be used to determine the GMIB Value. If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant.

*Any Annuity Option available under this Contract may be used for this benefit. However, the Annuity Payments can only be made under a Fixed Annuity for the GMIB. If the Annuity Option chosen for the GMIB involves a period certain, the duration of the period certain must be at least 10 years.



                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA



             Vice President and Secretary                President